Exhibit (a)(1)(e)

LSI Logic Corporation
Stock Option Exchange Offer
Withdrawal Form

Name (Last, First):	Mail Stop:
Personnel Number:	Manager:

Withdrawing Your Election

If you elected to exchange an option grant, and subsequently decide to keep the option, you can withdraw your election to exchange anytime before the exchange offer expires at 5:00 p.m., Pacific Time, on September 18, 2002.

To withdraw your election, you must initial the grant for which you wish to WITHDRAW your election to exchange in the column labeled “Withdrawal Column”, and sign and date this form at the bottom. Please contact Stock Administration at (408) 433-6644 if any information on this form is incorrect. The completed Withdrawal Form must be returned by faxing it to Stock Administration, LSI Logic Corporation at (408) 954-4633 before the end of the exchange offer as stated above. You may use LSI Logic fax machines for this purpose free of charge. You should be sure to keep any confirmations or receipts of delivery as verification that Stock Administration received your Withdrawal Form, such as the fax machine’s confirmation of successful transmission. If you do not have access to a fax machine, call Stock Administration to arrange for alternate delivery.

NOTE: Only use this Withdrawal Form if you are changing a PREVIOUS election to exchange.

Option ID Number	Option Type[1]	Grant Date	Exercise Price	Shares Outstanding (subject to cancellation)	Shares Subject to New Option[2]	Withdrawal Column (initial here)

1 NQ = Non-Qualified Stock Option, ISO = Incentive Stock Option

2 The number of shares subject to each new option will be based on the exchange ratio of two new shares for every three shares cancelled, rounded up to the nearest whole share. The actual number of shares subject to each new option is subject to the terms and conditions of the program, as outlined in program materials, including the Offer to Exchange.

Data Privacy.

In order to administer this program, LSI Logic must collect, use and transfer certain information regarding you and your option grants, and may have to pass that information on to third parties who are assisting with the program. By submitting this form, you agree to such collection, use and transfer of your personal data by LSI Logic, its subsidiaries and the third parties assisting with the program, but only for the purpose of administering your participation in this offer. You also acknowledge and agree that: (1) the parties receiving this data may be located outside of your country, and the recipient’s country may have different data privacy laws and protections than yours, (2) the data will be held only as long as necessary to administer and implement the program, (3) you can request from LSI Logic a list of the parties that may receive your data, (4) you can request additional information about how the data is stored and processed, and (5) you can request that the data be amended if it is incorrect. You can withdraw your consent to the collection, use and transfer of your data by contacting LSI Logic. You should note, however, that if you withdraw your consent, it may affect your ability to participate in this option exchange program. Please contact LSI Logic, or your local human resources representative, if you have any questions.

Please keep a copy of your completed Withdrawal Form for your records. Once you have submitted a Withdrawal Form, you can re-elect to exchange the withdrawn options only by submitting a new Election Form to Stock Administration before the exchange offer expires. The new Election Form should list all of the options that you want to exchange.

SIGNATURE: _________________________________	DATE: __________________________

TIME: __________________________